Exhibit 12

Computation of the Ratio of Earnings to Fixed Charges (Unaudited)

(In millions, except ratios)	Nine Months Ended 3/31/05	Three Months Ended 3/31/05
Earnings from continuing operations before income taxes	$498	$137
Additions:		
Amortization of capitalized interest	1	-
Dividends from investees	10	5
Deductions:		
Undistributed income of equity investees	(8)	(1)
Subtotal	501	141
Interest expense	52	27
Portion of rental expense attributable to interest	4	2
Total fixed charges	56	29
Total earnings	$557	$170
Ratio of earnings to fixed charges	10	6